Exhibit 99.30
SHARE PURCHASE AGREEMENT

by and between

Howard Hughes Holdings Inc.

and

Pershing Square Holdco, L.P.

Dated as of May 5, 2025

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of May 5, 2025 (this “Agreement”), is entered into by and between Howard Hughes Holdings Inc. (the “Company”) and Pershing Square Holdco, L.P. (the “Purchaser”).  Capitalized terms not otherwise defined herein shall have the respective meanings set forth in Annex A attached hereto, as applicable.

WHEREAS, the Company desires to sell to the Purchaser, and the Purchaser desires to purchase from the Company, shares of common stock of the Company, par value $0.01 per share (the “Common Stock”), subject to the terms and conditions set forth in this Agreement (the “Transaction”);

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements set forth in this Agreement, the Company and the Purchaser, each intending to be legally bound, agree as follows:

1.           Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), the Company shall sell and transfer to the Purchaser, and the Purchaser shall purchase from the Company, nine million (9,000,000) shares of Common Stock (the “Purchased Shares”).  The price for each Purchased Share will be $100.00 (the “Per Share Purchase Price”).

2.            Closing. The closing of the Transaction (the “Closing”) shall take place via electronic exchange of documents on the Closing Date.  At the Closing: (a) the Company shall cause the Purchased Shares to be delivered to the Purchaser to an account specified by the Purchaser to the Company in writing; (b) the Purchaser shall pay to the Company the Subscription Amount in immediately available funds by wire transfer to an account specified by the Company in writing to the Purchaser; (c) the Company shall cause the Purchased Shares to be approved for listing on the New York Stock Exchange, subject to official notice of issuance; and (d) the Company and the Purchaser shall deliver the other items set forth in Section 3.

3.            Deliverables at Closing.

(a)          At the Closing, the Company shall deliver or cause to be delivered to the Purchaser the following:

(i)           the Transaction Documents duly executed by the Company;

(ii)          a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State, as of a date within three (3) days of the Closing Date; and

(iii)          a certificate, executed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 4(a), as well as certifying the Company’s resolutions in furtherance of the Transaction Documents.

(b)          On the Closing Date, the Purchaser shall deliver or cause to be delivered to the Company the following:

(i)           the Transaction Documents duly executed by the Purchaser or its Affiliates, as applicable; and

(ii)          a certificate, executed on behalf of the Purchaser by the Chief Executive Officer, President or Chief Financial Officer of the Purchaser, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Section 4(b), as well as certifying the Purchaser’s resolutions in furtherance of the Transaction Documents.

4.          Closing Conditions.

(a)          The obligation of the Purchaser to purchase and pay for the Purchased Shares on the Closing Date is subject to the satisfaction or waiver of the following conditions:

(i)           each representation and warranty (other than any Company Fundamental Representation) made by the Company in Section 5(a) below shall be true and correct in all material respects on and as of the Closing Date as though made as of the Closing Date;

(ii)          each Company Fundamental Representation made by the Company in Section 5(a) below shall be true and correct in all respects on and as of the Closing Date as though made as of the Closing Date; and

(iii)         since the date of this Agreement, there shall not have occurred any event, fact or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          The obligation of the Company to sell the Purchased Shares on the Closing Date is subject to the following conditions:

(i)           each representation and warranty (other than any Purchaser Fundamental Representation) made by the Purchaser in Section 5(b) below shall be true and correct in all material respects on and as of the Closing Date as though made as of the Closing Date; and

(ii)          each Purchaser Fundamental Representation made by the Purchaser in Section 5(b) below shall be true and correct in all respects on and as of the Closing Date as though made as of the Closing Date.

5.            Representations and Warranties.

(a)          Representations and Warranties of the Company. The Company represents and warrants to the Purchaser, as set forth below, except (x) as set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (but not in documents filed as exhibits thereto or documents incorporated by reference therein) filed with the SEC on February 26, 2025 (other than in any “risk factor” disclosure or any other forward-looking disclosures contained in such reports under the headings “Risk Factors” or “Cautionary Note” or any similar sections) or (y) as set forth in the disclosure schedule delivered by the Company to the Purchaser on the date of this Agreement (the “Company Disclosure Letter”):

(i)           Organization and Qualification. The Company and each of its direct and indirect Significant Subsidiaries is duly organized and is validly existing as a corporation or other form of entity, where applicable, in good standing under the Laws of their respective jurisdictions of organization, with the requisite power and authority to own, operate or manage its properties and conduct its business as currently conducted, except to the extent the failure of such Significant Subsidiary to be in good standing (to the extent the concept of good standing is applicable in its jurisdiction of organization) would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company and each of its Significant Subsidiaries has been duly qualified as a foreign corporation or other form of entity for the transaction of business and, where applicable, is in good standing under the Laws of each other jurisdiction in which it owns, manages, operates or leases properties or conducts business so as to require such qualification, except to the extent the failure to be so qualified or, where applicable, be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)          Corporate Power and Authority.

(A)         The Company has the requisite power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder.  The Company has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Agreement.

(B)         The Company has received written confirmation from the New York Stock Exchange that the issuance of the Purchased Shares to the Purchaser shall not require stockholder approval and shall be eligible for listing on the NYSE in the hands of the Purchaser or other members of the Purchaser Group without any requirement for stockholder approval.

(iii)         Execution and Delivery; Enforceability. (a) This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid execution and delivery by the Purchaser, constitutes its valid and binding obligation, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(iv)         Authorized Capital Stock. As of the date of this Agreement, the authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 50,000,000 shares of preferred stock.  The issued and outstanding capital stock of the Company and the shares of Common Stock available for grant pursuant to The Howard Hughes Corporation 2010 Amended and Restated Incentive Plan and The Howard Hughes Corporation 2020 Equity Incentive Plan as of April 23, 2025 (the “Measurement Date”) is set forth on Section 5(a)(iv) of the Company Disclosure Letter.  From the Measurement Date to the date of this Agreement, other than in connection with the issuance of shares of Common Stock pursuant to the exercise of options outstanding as of the Measurement Date, there has been no change in the number of outstanding shares of capital stock of the Company or the number of outstanding Equity Securities (as defined below).  On the Measurement Date, there was not outstanding, and there was not reserved for issuance, any (A) share of capital stock or other voting securities of the Company or its Significant Subsidiaries; (B) security of the Company or its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities of the Company or its Significant Subsidiaries; (C) option or other right to acquire from the Company or its Subsidiaries, or obligation of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or security convertible into or exercisable or exchangeable for shares of capital stock or voting securities of the Company or its Significant Subsidiaries, as the case may be; or (D) equity equivalent interest in the ownership or earnings of the Company or its Significant Subsidiaries or other similar right, in each case to which the Company or a Significant Subsidiary is a party (the items in clauses (A) through (D) collectively, “Equity Securities”).  Other than (x) as contemplated by this Agreement or (y) pursuant to Contracts entered into by the Company after the date hereof and prior to the Closing that are otherwise not inconsistent with the Purchaser’s rights hereunder and with respect to the Transaction and do not confer on any other Person rights that are superior to those received by the Purchaser hereunder or pursuant to the Transaction contemplated hereby other than rights and terms that are customarily granted to holders of any such Equity Securities so issued and not customarily granted in transactions such as the Transaction, (1) there is no outstanding obligation of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Security and (2) there is no stockholder agreement, voting trust or other agreement or understanding to which the Company is a party or by which the Company is bound relating to the voting, purchase, transfer or registration of any shares of capital stock of the Company or preemptive rights with respect thereto.

(v)          Issuance. The issuance of the Purchased Shares has been duly and validly authorized.  When the Purchased Shares are issued and delivered in accordance with the terms of this Agreement against payment therefor, the Purchased Shares shall be duly and validly issued, fully paid and non-assessable and free and clear of all taxes, liens, pre-emptive rights, rights of first refusal and subscription rights, other than rights and restrictions under this Agreement, the Standstill Agreement and applicable state and federal securities Laws.

(vi)         No Conflict. The execution and delivery by the Company of this Agreement, the performance by the Company of its respective obligations under this Agreement and compliance by the Company with all of the provisions hereof and thereof and the consummation of the Transaction, (x) shall not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the acceleration of, or the creation of any lien under, or give rise to any termination right under, any Contract to which the Company or any of the Company’s Subsidiaries is a party or by which any of their material assets are subject or encumbered, (y) shall not result in any violation or breach of any terms, conditions or provisions of the certificate of incorporation or bylaws of the Company, or the comparable organizational documents of the Company’s Subsidiaries, and (z) shall not conflict with or result in any violation or breach of, or any termination or impairment of any rights under, any statute or any license, authorization, injunction, judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties or assets, except, in the case of each of clauses

(x) and (z) above, for any such conflict, breach, acceleration, lien, termination, impairment, failure to comply, default or violation that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.

(vii)        Consents and Approvals. No consent, approval, authorization, order, registration or qualification of or with any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties is required for (A) the issuance, sale and delivery of the Purchased Shares and (B) the execution and delivery by the Company of this Agreement and performance of and compliance by the Company with all of the provisions hereof and the consummation of the Transaction, except filings required under, and compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, and the rules of the NYSE.

(viii)       Company Reports.

(A)         The Company has filed with or otherwise furnished to the SEC all material forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2022 (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein, the “Company SEC Reports”).  No Subsidiary of the Company is required to file with the SEC any such forms, reports, schedules, statements or other documents pursuant to Section 13 or 15 of the Exchange Act.  As of their respective effective dates (in the case of Company SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Reports), except as and to the extent modified, amended, restated, corrected, updated or superseded by any subsequent Company SEC Report filed and publicly available prior to the date of this Agreement, the Company SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(B)         The Company maintains a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15a-15(f) under the Exchange Act) that provides reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP and that includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

(C)         The Company maintains a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that is reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information relating to the Company is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.

(D)         Since December 31, 2023, the Company has not received any oral or written notification of a “material weakness” in the Company’s internal controls over financial reporting.  The term “material weakness” shall have the meaning assigned to it in the Statements of Auditing Standard 115, as in effect on the date hereof.

(E)         Except as and to the extent modified, amended, restated, corrected, updated or superseded by any subsequent Company SEC Report filed and publicly available prior to the date of this Agreement, the audited consolidated financial statements and the unaudited consolidated interim financial statements (including any related notes) included in the Company SEC Reports fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein (subject, in the case of financial statements for quarterly periods, to normal year-end adjustments) and were prepared in conformity with GAAP consistently applied during the periods involved (except as otherwise disclosed in the notes thereto).

(ix)         No Undisclosed Liabilities. None of the Company or its Subsidiaries has any material liabilities (whether absolute, accrued, contingent or otherwise) required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP, except for liabilities (i) reflected or reserved against or provided for in the Company’s consolidated balance sheet as of December 31, 2024 or disclosed in the notes thereto, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, (ii) incurred in the ordinary course of business consistent with past practice since the date of such balance sheet, and (iii) incurred in the ordinary course of performing this Agreement.

(x)          No Material Adverse Effect. Since December 31, 2024, there has not occurred any event, fact or circumstance that has had or would reasonably be expected to have, individually, or in the aggregate, a Material Adverse Effect.

(xi)         No Violation or Default; Licenses and Permits. The Company and its Subsidiaries (A) are in compliance with all Laws, statutes, ordinances, rules, regulations, orders, judgments and decrees of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, and (B) has not received written notice of any alleged material violation of any of the foregoing except, in the case of each of clauses (A) and (B) above, for any such failure to comply, default or violation that would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.  Each of the Company and its Subsidiaries holds all material licenses, franchises, permits, certificates of occupancy, consents, registrations, certificates and other governmental and regulatory permits, authorizations and approvals required for the operation of the business as currently conducted by it and for the ownership, lease or operation of its material assets except, in each case, where the failure to possess or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(xii)        Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which, individually, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect.

(xiii)       Investment Company Act. The Company is not, and, after giving effect to the offering and sale of the Purchased Shares and the application of the proceeds thereof, shall not be required to register as an “investment company” or an entity “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

(xiv)       Compliance with Environmental Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) each of the Company and its Subsidiaries are and have been in compliance with and each of the Company Properties are and have been maintained in compliance with, any and all applicable federal, state, local and foreign Laws relating to the protection of the environment or natural resources, human health and safety as such relates to the environment, or the presence, handling, or release of Hazardous Materials (collectively, “Environmental Laws”), which compliance includes obtaining, maintaining and complying with all permits, licenses or other approvals required under Environmental Laws to conduct operations as presently conducted, and no action is pending or, to the Knowledge of the Company, threatened that seeks to repeal, modify, amend, revoke, limit, deny renewal of, or otherwise appeal or challenge any such permits, licenses or other approvals, (B) none of the Company or its Subsidiaries have received any written notice of, and none of the Company Properties have been the subject of any written notice received by the Company or any of its Subsidiaries of, any actual or potential liability or violation for the presence, exposure to, investigation, remediation, arrangement for disposal, or release of any material classified, characterized or regulated as hazardous, toxic, pollutants, or contaminants under Environmental Laws, including petroleum products or byproducts, radioactive materials, asbestos-containing materials, radon, lead-containing materials, polychlorinated biphenyls, mold, and hazardous building materials (collectively, “Hazardous Materials”), (C) none of the Company and its Subsidiaries are a party to or the subject of any pending, or, to the Knowledge of the Company, threatened, legal proceeding alleging any liability, responsibility, or violation under any Environmental Laws with respect to their past or present facilities or their respective operations, (D) none of the Company and its Subsidiaries have released Hazardous Materials on any real property in a manner that would reasonably be expected to result in an environmental claim or liability against the Company or any of its Subsidiaries or Affiliates, (E) none of the Company Properties is the subject of any pending, or, to the Knowledge of the Company, threatened, legal proceeding alleging any liability, responsibility, or violation under any Environmental Laws, and (F) to the Knowledge of the Company, there has been no release of Hazardous Materials on, from, under, or at any of the Company Properties that would reasonably be expected to result in an environmental claim or liability against the Company or any of its Subsidiaries or Affiliates.

(xv)        Company Benefit Plans.

(A)         Except as would not, individually or in the aggregate, have a Material Adverse Effect, each Company Benefit Plan is in compliance in design and operation in all material respects with all applicable provisions of ERISA and the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service with respect to its qualified status under Section 401(a) of the Code and its related trust’s exempt status under Section 501(a) of the Code and the Company is not aware of any circumstances likely to result in the loss of the qualification of any such plan under Section 401(a) of the Code.

(B)         Except as would not, individually or in the aggregate, have a Material Adverse Effect, with respect to each Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (1) no Company Benefit Plan has failed to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Company Benefit Plan, whether or not waived and no application for a waiver of the minimum funding standard with respect to any Company Benefit Plan has been submitted; (2) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred; (3) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by the Company or any entity that is required to be aggregated with the Company pursuant to Section 414 of the Code (an “ERISA Affiliate”); (4) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan; and (5) no Company Benefit Plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code).

(C)         Except as would not, individually or in the aggregate, have a Material Adverse Effect, with respect to each Company Benefit Plan maintained primarily for the benefit of current or former employees, officers or directors employed, or otherwise engaged, outside the United States (each, a “Foreign Plan”), excluding any Foreign Plans that are statutorily required, government sponsored or not otherwise sponsored, maintained or controlled by the Company or any of its Significant Subsidiaries (“Excluded Non-US Plans”): (1) (x) all employer and employee contributions required by Law or by the terms of the Foreign Plan have been made, and all liabilities of the Company and its Significant Subsidiaries have been satisfied, or, in each case accrued, by the Company and its Significant Subsidiaries in accordance with generally accepted accounting principles, and (y) the Company and its Significant Subsidiaries are in compliance with all requirements of applicable Law and the terms of such Foreign Plan; (2) as of the date hereof, the fair market value of the assets of each funded Foreign Plan, or the book reserve established for each Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such Foreign Plan determined on an ongoing basis (rather than on a plan termination basis) according to the actuarial assumptions and valuations used to account for such obligations in accordance with applicable generally accepted accounting principles; and (3) as of the date hereof, the Foreign Plan has been registered as required and has been maintained in good standing with applicable regulatory authorities.

(xvi)       Labor and Employment Matters. (A) Neither the Company nor any of its Significant Subsidiaries is a party to or bound by any collective bargaining agreement or any labor union contract, nor are any employees of the Company or any of its Significant Subsidiaries represented by a works council or a labor organization (other than any industry-wide or statutorily mandated agreement in non-U.S. jurisdictions); (B) to the Knowledge of the Company, as of the date hereof, there are no activities or proceedings by any labor union or labor organization to organize any employees of the Company or any of its Significant Subsidiaries or to compel the Company or any of its Significant Subsidiaries to bargain with any labor union or labor organization; and (C), except as would not, individually or in the aggregate, have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened material labor strike, lock-out, walkout, work stoppage, slowdown, demonstration, leafleting, picketing, boycott, work-to-rule campaign, sit-in, sick-out, or similar form of organized labor disruption.

(xvii)      Insurance. The Company maintains for itself and its Subsidiaries insurance policies in those amounts and covering those risks, as in its judgment, are reasonable for the business and assets of the Company and its Subsidiaries.

(xviii)     No Unlawful Payments. No action is pending or, to the Knowledge of the Company, is threatened against the Company or any of its Subsidiaries or Affiliates, or any of their respective directors, officers, or employees resulting from any (A) use of corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (B) direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) violations of any provision of the Foreign Corrupt Practices Act of 1977 or any other applicable local anti-bribery or anti-corruption Laws in any relevant jurisdictions or (D) other unlawful payment, except in any such case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(xix)       No Broker’s Fees. Other than pursuant to agreements (including amendments thereto) by and between the Company and Morgan Stanley & Co. LLC, none of the Company or any of its Subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against the Company or any of its Subsidiaries for an investment banking fee, finder’s fee or like payment in respect of the sale of the Purchased Shares contemplated by this Agreement.  None of the Company or any of its Subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against the Purchaser for a brokerage commission, finder’s fee, investment banking fee or like payment in connection with the Transaction.

(xx)        Real and Personal Property.

(A)         Except (x) for such breach of this Section 5(a)(xx)(A) as may be caused fully or substantially by the third party member or partner in any Joint Venture, without the Knowledge or consent of the Company or any of its Subsidiaries or (y) as would not individually or in the aggregate be reasonably expected to have a Material Adverse Effect, the Company or one of its Subsidiaries owns good and valid fee simple title or valid and enforceable leasehold interests (subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity)), as applicable, to each of the Company Properties, in each case, free and clear of liens, mortgages or deeds of trust, claims against title, charges that are liens or other encumbrances on title, rights of way, restrictive covenants, declarations or reservations of an interest in title (collectively, “Encumbrances”), except for the following (collectively, the “Permitted Title Exceptions”):

(1)         Encumbrances that result from any statutory or other liens for Taxes or assessments that are not yet due or delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which a sufficient and appropriate reserve has been set aside for the full payment thereof;

(2)          any contracts, or other occupancy agreements to third parties for the occupation or use of portions of the Company Properties by such third parties in the ordinary course of the business of the Company or its Subsidiaries;

(3)         Encumbrances imposed or promulgated by Law or any Governmental Entity, including zoning, entitlement and other land use and environmental regulations;

(4)         Encumbrances disclosed on existing title policies and current title insurance commitments or surveys made available to the Purchaser;

(5)          Encumbrances on the landlord’s fee interest at any Company Property where the Company or its Subsidiary is the tenant under any ground lease, provided that neither the Company nor any of its Subsidiaries have received a notice indicating the intention of the landlord under such ground lease, or of any other Person, to (I) exercise a right to terminate such ground lease, evict the lessee or otherwise collect the sub-rents thereunder, or (II) take any other action that would be reasonably likely to result in a termination of such ground lease;

(6)          any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar liens incurred in the ordinary course of business which (A) are being challenged in good faith by appropriate proceedings and for which a sufficient and appropriate reserve has been set aside for the full payment thereof or (B) have been otherwise fully bonded and discharged of record or for which a sufficient and appropriate reserve has been set aside for the full payment thereof; and

(7)         any other easements, rights-of-way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or Encumbrances, and title limitations or title defects, if any, that (I) are customary for office, industrial, master planned communities and retail properties or (II) individually or in the aggregate, would not be reasonably expected to have a Material Adverse Effect.

Neither the Company nor any of its Subsidiaries has received a written notice of a material default, beyond any applicable grace and cure periods, of or under any Permitted Title Exceptions, except (x) as may have been caused fully or substantially by the third party member or partner in any Joint Venture, without the Knowledge or consent of the Company or any of its Subsidiaries, (y) where the Permitted Title Exceptions are in and of themselves evidence of default (such as mechanics’ liens and recorded notices of default) or (z) as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect; provided, however, that where the Company has otherwise represented and warranted to the Purchaser (including as set forth on the Company Disclosure Letter pursuant to such representations and warranties) with respect to the Company’s Knowledge of, the Company’s receipt of notice of or the existence of a default in connection with a particular category of Permitted Title Exceptions, such categories of Permitted Title Exceptions shall not be included in the representation set forth in this sentence.

(B)         With respect to each Company Ground Lease Property, to the Company’s Knowledge, neither the Company nor any of its Subsidiaries has received notice of material defaults (including, without limitation, payment defaults, but limited to those circumstances where such default may grant the landlord under such ground lease the right to terminate such ground lease, evict the lessee or otherwise collect the sub-rents thereunder) at such Company Ground Lease Property beyond any applicable grace and cure periods, except (x) as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect and (y) as may be caused fully or substantially by the third party member or partner in any Joint Venture, without the Knowledge or consent of the Company or any of its Subsidiaries.

(C)         Neither the Company nor any of its Subsidiaries is a party to any agreement relating to the property management (but not including any leasing, development, construction or brokerage agreements) of any of the Company Properties by a party other than Company or any wholly owned Company Subsidiaries, except (x) management agreements that may be terminated without cause or payment of a termination fee upon no more than 60 days’ notice or (y) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(D)         Neither the Company nor any of its Subsidiaries have received a written notice of default (beyond any applicable grace or cure periods) in the (x) payment of interest, principal or other material amount due to the lender under any Company Mortgage Loan, whether as the primary obligor or as a guarantor thereof or (y) performance of any other material obligations under any Company Mortgage Loan, except, with respect solely to (y) above, which would not individually or in the aggregate, be reasonably expected to have a Material Adverse Effect;

(E)         To the Knowledge of the Company, (1) neither the Company nor any of its Subsidiaries has received a written notice exercising an option, “buy-sell” right or other similar right to purchase a Company Property or any material portion thereof which has not previously closed, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to such Company Property and (2) no Company Property is subject to a purchase and sale agreement or any similar legally binding agreement to purchase such Company Property or any material portion thereof.

(F)          The Company has conducted due inquiry with respect to the representations and warranties made in Section 5(a)(xx)(B) and Section 5(a)(xx)(E).

(xxi)       Tax Matters.

(A)         Except in cases where the failure of any of the following to be true would not result in a Material Adverse Effect: (1) the Company and each of its Significant Subsidiaries have filed all Tax Returns required to be filed by applicable Law prior to the date hereof (or have obtained extensions therefor); (2) to the Knowledge of the Company, all such Tax Returns were true, complete and correct in all respects and filed on a timely basis (taking into account any applicable extensions); (3) the Company and each of its Significant Subsidiaries have paid all amounts of Taxes that are due, claimed or assessed by any taxing authority to be due for the periods covered by such Tax Returns, other than any Taxes for which adequate reserves (“Adequate Reserves”) have been established in accordance with GAAP; and (4) all adjustments of federal U.S. Tax liability of the Company and its Significant Subsidiaries resulting from completed audits or examinations have been reported to appropriate state and local taxing authorities and all resulting Taxes payable to state and local taxing authorities have been paid.  “Taxes” means any U.S. federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(B)         Each Company Subsidiary that is a partnership, joint venture, or limited liability company has been since its formation treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation, except where failure to do so would not have a Material Adverse Effect;

(C)         Except where the failure to be true would not have a Material Adverse Effect, the Company and each of its Significant Subsidiaries have (1) complied in all respects with all applicable Laws, rules, and regulations relating to the payment and withholding of Taxes (including withholding and reporting requirements under sections 1441 through 1464, 3401 through 3406, 6041 and 6049 of the Code and similar provisions under any other Laws) and (2) within the time and in the manner prescribed by Law, withheld from employee wages and paid to the proper Governmental Entities all amounts required to be withheld and paid over.

(D)         Except where the failure to be true would not have a Material Adverse Effect, no audits or other administrative proceedings or court proceedings are presently pending or to the Knowledge of the Company threatened with regard to any Taxes or Tax Returns of the Company or any of its Significant Subsidiaries, other than any audit or administrative or court proceeding that is not reasonably expected to result in a material Tax liability to the Company or any of its Significant Subsidiaries.

(E)         The Company has made available to the Purchaser complete and accurate copies of all material Tax Returns requested by the Purchaser and filed by or on behalf of the Company or any of its Significant Subsidiaries for all taxable years ending on or prior to the date hereof and for which the statute of limitations has not expired.

(F)         There are no Tax Protection Agreements except for those the breach of which would not reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any Significant Subsidiary has any liability for Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local or foreign Law), or as a transferee or successor (by contract or otherwise), other than (1) to a Subsidiary of the Company or (2) where any such liability would not reasonably be expected to have a Material Adverse Effect.

(xxii)      Material Contracts. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Material Contract is valid and binding on the Company or any of its Subsidiaries, as applicable, and, to the Knowledge of the Company, on each other Person party thereto, and is in full force and effect.  Each of the Company and its Subsidiaries has performed, in all material respects, all obligations required to be performed by it under each Material Contract, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its Significant Subsidiaries is in breach or default of any Material Contract, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  To the Knowledge of the Company, no party to any Material Contract has given written notice of any action to terminate, cancel, rescind or procure a judicial reformation of such Material Contract or any material provision thereof, which termination, cancellation, rescission or reformation would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  For the avoidance of doubt, Material Contracts do not include intercompany contracts.

(xxiii)    Waiver of Section 203. The board of directors of the Company has effectively and validly waived the applicability of Section 203 of the Delaware General Corporation Law to the Purchaser such that the Purchaser may acquire the Purchased Shares without being subject to Section 203’s restrictions on business combinations.

(xxiv)     Section 16(b) of Exchange Act. The board of directors of the Company has pre-approved the Transaction and all direct or indirect transactions related thereto between or among William A. Ackman, Ryan Israel or the Purchaser and/or any of its Affiliates and the Company, and the Transaction and such other transactions are exempt from Section 16(b) of the Exchange Act by virtue of Rule 16b-3 thereunder.

(xxv)       No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Section 5(a), neither the Company nor any other Person makes any representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to each Purchaser or any other members of the Purchaser Group or their respective representatives of any documentation, forecast or other information with respect to any one or more of the foregoing.

(b)          Representations and Warranties of the Purchaser. The Purchaser represents and warrants to, and agrees with, the Company that:

(i)           Organization. The Purchaser is duly organized and is validly existing and, where applicable, in good standing under the Laws of its jurisdiction of organization, with the requisite limited partnership power and authority to undertake and effectuate the Transaction.  The Purchaser has been duly qualified for the transaction of business and, where applicable, is in good standing under the Laws of each other jurisdiction in which it operates so as to require such qualification, except where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, have or be reasonably expected to materially delay or prevent the consummation of the Transaction.

(ii)          Power and Authority. The Purchaser has the requisite power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder and has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Agreement.

(iii)         Execution and Delivery. This Agreement has been duly and validly executed and delivered by the Purchaser, and, assuming due and valid execution and delivery by the Company, constitutes its valid and binding obligation, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at Law or in equity).

(iv)         No Conflict. The execution and delivery of this Agreement and the performance by the Purchaser of its obligations hereunder and compliance by the Purchaser with all of the provisions hereof and the consummation of the Transaction (i) shall not conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, or result in the acceleration of, or the creation of any lien under, or give rise to any termination right under, any material contract to which the Purchaser is a party, (ii) shall not result in any violation or breach of any provisions of the organizational documents of the Purchaser and (iii) shall not conflict with or result in any violation of, or any termination or material impairment of any rights under, any statute or any license, authorization, injunction, judgment, order, decree, rule or regulation of any court or governmental agency or body having jurisdiction over the Purchaser or the Purchaser’s properties or assets, except with respect to each of (i), (ii) and (iii), such conflicts, violations or defaults as would not be reasonably expected to have a material adverse effect on the ability of the Purchaser to consummate the Transaction.

(v)          Consents and Approvals. No consent, approval, order, authorization, registration or qualification of or with any Governmental Entity having jurisdiction over the Purchaser is required in connection with the execution and delivery by the Purchaser of this Agreement or the consummation of the Transaction, except such consents, approvals, orders, authorizations, registration or qualification as would not reasonably be expected to materially and adversely affect the ability of the Purchaser to perform its obligations under this Agreement.

(vi)         Compliance with Laws. Since the date of its formation, the Purchaser has been in compliance with all Laws applicable to Purchaser, except, in each case, for such non-compliance as would not reasonably be expected to materially and adversely affect the ability of the Purchaser to perform its obligations under this Agreement.

(vii)        Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending or, to the knowledge of the Purchaser, threatened against the Purchaser which, individually or in the aggregate, if determined adversely to the Purchaser, would materially and adversely affect the ability of Purchaser to perform its obligations under this Agreement.

(viii)       No Broker’s Fees. Other than pursuant to agreements (including amendments thereto) by and between the Purchaser and Jefferies LLC, the Purchaser is not party to any contract, agreement or understanding with any Person that would give rise to a valid claim against the Company for an investment banking fee, commission, finder’s fee or like payment in connection with the Transaction.

(ix)         Sophistication. The Purchaser is an “accredited investor” within the meaning of Rule 501(a) under the Securities Act.  The Purchaser understands and is able to bear any economic risks associated with such investment.

(x)          Purchaser Intent. The Purchaser is acquiring the Purchased Shares not with a view to or for distributing or reselling such Purchased Shares or any part thereof, without prejudice, however, to the Purchaser’s right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Purchased Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities Laws.

(xi)         Reliance on Exemptions. The Purchaser understands that the Purchased Shares are being offered and sold to the Purchaser in reliance upon specific exemptions from the registration requirements of United States federal and state securities Laws.

(xii)        Financial Capability. The Purchaser has sufficient binding capital commitments or available funds to satisfy its obligations under this Agreement, including without limitation the payment of the Subscription Amount.

(xiii)       No Other Representations or Warranties. Except for the representations and warranties made by Purchaser in this Section 5(b), neither the Purchaser nor any other Person on behalf of the Purchaser makes any representation or warranty with respect to the Purchaser or its assets, liabilities, condition (financial or otherwise) or prospects.

(xiv)       Acknowledgment. The Purchaser acknowledges that (a) neither the Company nor any Person on behalf of the Company is making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Section 5(a) and (b) the Purchaser has not been induced by, or relied upon, any representations, warranties or statements (written or oral), whether express or implied, made by any Person, that are not expressly set forth in Section 5(a). Without limiting the generality of the foregoing, except with respect to the representations and warranties contained in Section 5(a), the Purchaser acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets, plans or prospect information that may have been made available to the Purchaser or any of its representatives.

6.           Miscellaneous.

(a)          Notices.  Any notice or other communication required or permitted to be given hereunder will be in writing and will be deemed to have been duly given if delivered by prepaid first-class mail, by email or other means of electronic communication or by hand-delivery and addressed as follows:

if to the Company, to:

Howard Hughes Holdings Inc.
9950 Woodloch Forest Drive, Suite 1100
The Woodlands, Texas 77380
Attention:	General Counsel
Email:	joseph.valane@howardhughes.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP
Columbia Square
555 Thirteenth St, NW
Washington, DC 20004

Attention:	David Bonser
John Beckman
Stacey McEvoy
Email:	david.bonser@hoganlovells.com
john.beckman@hoganlovells.com
stacey.mcevoy@hoganlovells.com

and

Morgan, Lewis & Bockius LLP
2222 Market Street
Philadelphia, PA 19103
Attention:	Justin W. Chairman
Richard B. Aldridge
Email:	justin.chairman@morganlewis.com
richard.aldridge@morganlewis.com

if to the Purchaser, to:

Pershing Square Holdco, L.P.
787 Eleventh Ave
New York, New York 10019
Attention: Chief Legal Officer
Email: legal@persq.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Attention:	Scott D. Miller
Ken Li
Email:	millersc@sullcrom.com
liken@sullcrom.com

(b)          Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated by either party hereto without the prior written consent of the other party.

(c)          Governing Law. THIS AGREEMENT WILL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE.  EACH OF THE PARTIES HEREBY AGREES THAT ANY SUIT, ACTION OR PROCEEDING SEEKING TO ENFORCE ANY PROVISION OF, OR BASED ON ANY MATTER ARISING OUT OF OR IN CONNECTION WITH, THIS AGREEMENT (WHETHER BROUGHT BY ANY PARTY OR ANY OF ITS AFFILIATES OR AGAINST ANY PARTY OR ANY OF ITS AFFILIATES) SHALL BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR IN THE EVENT, BUT ONLY IN THE

EVENT, THAT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER SUCH ACTION OR PROCEEDING, THE SUPERIOR COURT OF THE STATE OF DELAWARE (COMPLEX COMMERCIAL DIVISION) OR, IF SUBJECT MATTER JURISDICTION OVER THE ACTION OR PROCEEDING IS VESTED EXCLUSIVELY IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA, THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) AND EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE JURISDICTION OF, AND VENUE IN, SUCH COURTS AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS.

(d)          Certain Remedies. The parties agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms.  It is accordingly agreed that each of the parties shall be entitled to an injunction or injunctions (without necessity of proving damages or posting a bond or other security) to prevent breaches of this Agreement, and to enforce specifically the terms and provisions of this Agreement, in addition to any other applicable remedies at law or equity.

(e)          Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTIONS, SUITS, DEMAND LETTERS, JUDICIAL, ADMINISTRATIVE OR REGULATORY PROCEEDINGS, OR HEARINGS, NOTICES OF VIOLATION OR INVESTIGATIONS ARISING OUT OF OR RELATING TO THIS AGREEMENT.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER AND (B) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY.

(f)          Interpretation; Headings. The parties hereto have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless the context otherwise requires, as used in this Agreement: (i) “or” shall mean “and/or”; (ii) “including” and its variants mean “including, without limitation” and its variants; (iii) words defined in the singular have the parallel meaning in the plural and vice versa; (iv) references to “written” or “in writing” include in visual electronic form; (v) words of one gender shall be construed to apply to each gender; and (vi) the term “Section” refers to the specified Section of this Agreement.

(g)          Entire Agreement. The Transaction Documents constitute the entire agreement of the parties and their Affiliates and supersede all prior and contemporaneous agreements, arrangements or understandings, whether written or oral, among the parties and their Affiliates with respect to the subject matter of this Agreement.

(h)          Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or entity or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons, entities or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(i)           Expenses. Following the Closing, the Company will reimburse the Purchaser’s and its Affiliates’ reasonable and documented out-of-pocket costs, fees and expenses in an amount not to exceed $25 million in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the Transaction, with such reimbursement to be paid promptly following delivery of an invoice therefor and reasonably detailed back-up documentation.  Subject to the foregoing and unless otherwise agreed between the parties, each party will bear its own costs, fees and expenses in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the Transaction.

(j)           Waivers and Amendments of this Agreement. This Agreement may be amended, modified, superseded, cancelled, renewed or extended, and the terms and conditions of this Agreement may be waived, only by a written instrument signed by the parties hereto or, in the case of a waiver, by the party hereto waiving compliance.  No delay on the part of any party in exercising any right, power or privilege pursuant to this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right, power or privilege pursuant to this Agreement, nor shall any single or partial exercise of any right, power or privilege pursuant to this Agreement, preclude any other or further exercise thereof or the exercise of any other right, power or privilege pursuant to this Agreement.  The rights and remedies provided pursuant to this Agreement are cumulative and are not exclusive of any rights or remedies which any party otherwise may have at law or in equity.

(k)          Investigations. The respective agreements, representations, warranties and other statements of the Company and the Purchaser, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of the Purchaser or any controlling person of the Purchaser, or the Company, or any officer or director or controlling person of the Company, and shall survive delivery of and payment for the Purchased Shares.

(l)           Counterparts. This Agreement may be executed in any number of counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party (including via email or other electronic transmission), it being understood that each party need not sign the same counterpart.

[Signature page follows]

IN WITNESS WHEREOF, this Agreement is executed as of the date first written above.

HOWARD HUGHES HOLDINGS INC.

By:	/s/ David O’Reilly
	Name:	David O’Reilly
	Title:	Chief Executive Officer

PERSHING SQUARE HOLDCO, L.P.

By:	/s/ William A. Ackman
	Name:	William A. Ackman
	Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]

Schedule 1

KNOWLEDGE PARTIES

1.	Carlos Olea

2.	David O’Reilly

3.	Joseph Valane

Schedule 2

SIGNIFICANT SUBSIDIARIES

1.	The Howard Hughes Corporation

2.	Howard Hughes Management Co., LLC

3.	The Howard Research and Development Corporation

4.	Summa Insurance Company, Inc.

5.	Hughes Intermediate Holdings, LLC

Annex A

“Adequate Reserves” has the meaning assigned thereto in Section 5(a)(xxi)(A).

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person.  For the purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreement” has the meaning assigned thereto in the Preamble.

“Closing” has the meaning assigned thereto in Section 2.

“Closing Date” means the Trading Day on which all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all conditions precedent to (i) the Purchaser’s obligations to pay the Subscription Amount and (ii) the Company’s obligations to deliver the Purchased Shares, in each case, have been satisfied or waived, but in no event later than one (1) Trading Day following the date hereof.

“Code” has the meaning assigned thereto in Section 5(a)(xv)(A).

“Common Stock” has the meaning assigned thereto in the Recitals.

“Company” has the meaning assigned thereto in the Preamble.

“Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation, employee stock purchase plan, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case sponsored or maintained by the Company or any of its Significant Subsidiaries for the benefit of any past or present director, officer, employee, consultant or independent contractor of the Company or any of its Significant Subsidiaries has any present or future right to benefits.

“Company Disclosure Letter” has the meaning assigned in Section 5(a).

“Company Fundamental Representation” means the representations and warranties of the Company set forth in Sections 5(a)(i) (Organization and Qualification), 5(a)(ii) (Corporate Power and Authority), 5(a)(iii) (Execution and Delivery; Enforceability), 5(a)(iv) (Authorized Capital Stock), 5(a)(v) (Issuance) and 5(a)(xxiii) (Waiver of Section 203).

“Company Ground Lease Property” means any Company Property having a fair market value (in the reasonable determination of the Company) in excess of $25,000,000 which is leased by a Subsidiary of the Company as tenant pursuant to a ground lease.

“Company Mortgage Loans” means all loans and other indebtedness secured by a mortgage, deed of trust, deed to secure debt or indemnity deed of trust in Company Property.

“Company Property” means an individual material real property asset owned or leased (as lessee), directly or indirectly, in whole or in part, by the Company and/or any of its Subsidiaries that is not a Non-Controlling Property and has a fair market value (in the reasonable determination of the Company) in excess of $25,000,000.  “Company Properties” means, where context requires, all Company Properties collectively.

“Company SEC Reports” has the meaning assigned thereto in Section 5(a)(viii).

“Contract” means any agreement, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other contract.

“Encumbrances” has the meaning assigned thereto in Section 5(a)(xx)(A).

“Environmental Laws” has the meaning assigned thereto in Section 5(a)(xiv).

“Equity Securities” has the meaning assigned thereto in Section 5(a)(iv).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning assigned thereto in Section 5(a)(xv)(B).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor federal statute, and the rules and regulations of the SEC promulgated thereunder, all as the same may be amended and shall be in effect from time to time.

“Excluded Non-US Plans” has the meaning assigned thereto in Section 5(a)(xv)(C).

“Foreign Plan” has the meaning assigned thereto in Section 5(a)(xv)(C).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any (i) nation, region, state, province, county, city, town, village, district or other jurisdiction, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, court or tribunal, or other entity), (iv) multinational organization or body or (v) body entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature or any other self-regulatory organizations.

“Hazardous Materials” has the meaning assigned thereto in Section 5(a)(xiv).

“Indebtedness” means, with respect to a Person without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property (other than trade payables and accrued expenses incurred in the ordinary course of such Person’s business), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, trust preferred shares, trust preferred units and other preference instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations in respect of capital leases under GAAP of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under acceptance, letter of credit, surety bond or similar facilities, (g) the monetary obligations of a Person under (x) a so-called synthetic, off-balance sheet or tax retention lease, or (y) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment) (each, a “Synthetic Lease Obligation”), (h) guaranties of such Person with respect to obligations of the type described in clauses (a) through (g) above, (i) all obligations of other Persons of the kind referred to in clauses (a) through (h) above secured by any lien on property owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, (j) the net obligations of such Person in respect of hedge agreements and swaps and (k) any obligation that, in accordance with GAAP, would be required to be reflected as debt on the consolidated balance sheet of such Person.

“Joint Venture” means a Subsidiary of the Company which is owned partly by another Subsidiary of the Company and partly by a third party.

“Knowledge” of the Company means the actual knowledge, as of the date of this Agreement, of the individuals listed in Schedule 1 to this Agreement.

“Law” means any statutes, laws (including common law), rules, ordinances, regulations, codes, orders, judgments, decisions, injunctions, writs, decrees, applicable to the Company, the Purchaser or any of their respective Affiliates, as applicable, or their respective properties or assets.

“Material Adverse Effect” means any change, event or occurrence that:

(i)          has a material adverse effect on the business, results of operations or financial condition of the Company and its direct and indirect Subsidiaries taken as a whole, other than changes, events or occurrences:

(A)	generally affecting:

(1)          the master planned communities development industry in the United States or in a specific geographic area in which the Company operates; or

(2)          the economy, or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, the availability of capital or the impact of tariffs and trade disputes; or

(B)	arising out of, resulting from or attributable to:

(1)          changes in Law or regulation or in generally accepted accounting principles or in accounting standards, or changes in general legal, regulatory or political conditions applicable to the Company;

(2)          the negotiation, execution, announcement or performance of any agreement between the Company and/or its Affiliates, on the one hand, and the Purchaser and/or its Affiliates, on the other hand, or the consummation of the Transaction contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with tenants, customers, suppliers, distributors, partners or employees, or any litigation or claims arising from allegations of breach of fiduciary duty or violation of Law or otherwise, related to the execution or performance of this Agreement or the Transaction contemplated hereby;

(3)          acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement;

(4)          earthquakes, hurricanes, tornadoes or other natural disasters;

(5)          any action taken by the Company or its Subsidiaries to comply with its obligations under any agreement between the Company and/or its Affiliates, on the one hand, and the Purchaser and/or its Affiliates, on the other hand; or

(6)          in each case in and of itself, any decline in the market price, or change in trading volume, of the capital stock or debt securities of the Company or any direct or indirect Subsidiary thereof, or any failure to meet publicly announced or internal revenue or earnings projections, forecasts, estimates or guidance for any period, whether relating to financial performance or business metrics, including, without limitation, revenues, net operating incomes, cash flows or cash positions, it being further understood that any event, change, development, effect or occurrence giving rise to such decline in the trading price or trading volume of the capital stock or debt securities of the Company or such failure to meet internal projections or forecasts as described in the preceding clause (6), as the case may be, may be the cause of a Material Adverse Effect;

except, in the case of clauses (A)(1) and (A)(2), to the extent such changes or events have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other entities that engage in master planned communities development throughout the United States, or

(ii)          materially impairs the ability of the Company to consummate the Transaction contemplated by this Agreement or perform its obligations hereunder or under the other agreements executed in connection with the Transaction.

“Material Contract” means, with respect to the Company and its Subsidiaries, any:

(i)          Contract that would be considered a material contract pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC, had the Company been the registrant referred to in such regulation; or

(ii)          Contract for capital expenditures, the future acquisition or construction of fixed assets or the future purchase of materials, supplies or equipment that provides for the payment by the Company or its Subsidiaries of more than $25,000,000 and is not terminable by the Company or any of its Subsidiaries by notice of not more than sixty (60) days for a cost of less than $10,000,000.

“Measurement Date” has the meaning assigned thereto in Section 5(a)(iv).

“Non-Controlling Property” means a Company Property that is owned by a Joint Venture in which neither the Company nor any of its Subsidiaries is a controlling entity.  For purposes of this definition, the term “control” shall mean, possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise; provided, however, that the rights of any Person to exercise Major Decision Rights under a Joint Venture shall not constitute or be deemed to constitute “control” for the purposes hereof.  For purposes of this definition, the term “Major Decision Rights” shall mean, the right to, directly or indirectly, approve, consent to, veto or exercise a vote in connection with a Person’s voting or other decision-making authority in respect of the collective rights, options, elections or obligations of such Person under the governing documents of a Joint Venture.

“PBGC” has the meaning assigned thereto in Section 5(a)(xv)(B).

“Per Share Purchase Price” has the meaning assigned thereto in Section 1.

“Person” means an individual, a group (including a “group” under Section 13(d) of the Exchange Act), a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“PSCM” means Pershing Square Capital Management, L.P.

“Purchased Shares” has the meaning assigned thereto in Section 1.

“Purchaser” has the meaning assigned thereto in the Preamble.

“Purchaser Fundamental Representation” means the representations and warranties of the Purchaser set forth in Sections 5(b)(i) (Organization), 5(b)(ii) (Power and Authority) and 5(b)(iii) (Execution and Delivery).

“Purchaser Group” means the Purchaser, PSCM and their respective Affiliates, including the investment funds managed by one or more Affiliates of the Purchaser (for the avoidance of doubt, including as of the date hereof Pershing Square Holdings, Ltd., Pershing Square International, Ltd. and Pershing Square, L.P.).

“SEC” means the Securities and Exchange Commission.

“Securities Act” has the meaning assigned thereto in Section 5(a)(vii).

“Services Agreement” means that certain Services Agreement entered into on the date hereof by the Company and PSCM.

“Shareholder Agreement” means that certain Shareholder Agreement entered into on the date hereof by the parties hereto and PSCM.

“Significant Subsidiaries” means the operating Subsidiaries of the Company that are listed on Schedule 2 to this Agreement.

“Standstill Agreement” means that certain Standstill Agreement entered into on the date hereof by the parties hereto and PSCM.

“Subscription Amount” means the aggregate Per Share Purchase Price for the Purchased Shares.

“Subsidiary” means, with respect to a Person, (i) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect a majority of the directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, (ii) a partnership in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, (iii) a limited liability company of which such Person, or a Subsidiary of such Person, is a managing member or (iv) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Synthetic Lease Obligation” has the meaning assigned thereto in the definition of “Indebtedness”.

“Tax Protection Agreements” means any written agreement to which the Company or any of its Subsidiaries is a party pursuant to which in connection with the deferral of income Taxes of a holder of interests in the Company or any of its Subsidiaries, the Company or any such Subsidiary has agreed to (i) maintain a minimum level of Indebtedness or continue any particular Indebtedness, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections and/or (iv) only dispose of assets in a particular manner.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, including, where permitted or required, combined or consolidated returns for any group of entities that include the Company or any of its Significant Subsidiaries.

“Taxes” has the meaning assigned thereto in Section 5(a)(xxi)(A).

“Trading Day” means a day on which the New York Stock Exchange is open for trading, including any day on which the New York Stock Exchange is open for trading for a period of time less than the customary time.

“Transaction” has the meaning assigned thereto in the Recitals.

“Transaction Documents” means individually or collectively, the Shareholders Agreement, the Services Agreement, the Standstill Agreement, the Registration Rights Agreement and this Agreement.